SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In June 2022:

(X) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				5,381,166
ADR		Common				0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	UBS Corretora	Buy	10	15,200	13.37	203,224.00
Shares	Common	UBS Corretora	Buy	10	28,300	13.38	378,654.00
Shares	Common	UBS Corretora	Buy	10	30,100	13.39	403,039.00
Shares	Common	UBS Corretora	Buy	10	555,100	13.40	7,438,340.00
Shares	Common	UBS Corretora	Buy	10	8,300	13.43	111,469.00
Shares	Common	UBS Corretora	Buy	10	297,200	13.44	3,994,368.00
Shares	Common	UBS Corretora	Buy	10	665,800	13.45	8,955,010.00
Shares	Common	UBS Corretora	Buy	10	16,800	13.53	227,304.00
Shares	Common	UBS Corretora	Buy	10	79,500	13.54	1,076,430.00
Shares	Common	UBS Corretora	Buy	10	45,500	13.55	616,525.00
Shares	Common	UBS Corretora	Buy	10	172,500	13.57	2,340,825.00
Shares	Common	UBS Corretora	Buy	10	135,100	13.58	1,834,658.00
Shares	Common	UBS Corretora	Buy	10	292,900	13.59	3,980,511.00
Shares	Common	UBS Corretora	Buy	10	553,100	13.60	7,522,160.00
Shares	Common	UBS Corretora	Buy	10	1,100	13.61	14,971.00
Shares	Common	UBS Corretora	Buy	10	172,600	13.62	2,350,812.00
Shares	Common	UBS Corretora	Buy	10	53,200	13.63	725,116.00
Shares	Common	UBS Corretora	Buy	10	2,300	13.64	31,372.00
Shares	Common	UBS Corretora	Buy	10	97,700	13.65	1,333,605.00

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				8,603,466
ADR		Common				0,00

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

(*)	Each ADR is equivalent to 1 (one) share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer